Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blip Delivery Inc
324 S BEVERLY DR NUM 1210
BEVERLY HILLS, CA 90212
https://blip-delivery.com/

Up to $1,234,995.27 in Common Stock at $2.91
Minimum Target Amount: $123,998.01

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Blip Delivery Inc
Address: 324 S BEVERLY DR NUM 1210, BEVERLY HILLS, CA 90212
State of Incorporation: DE
Date Incorporated: June 13, 2024

Terms:

Equity

Offering Minimum: $123,998.01 | 42,611 shares of Common Stock
Offering Maximum: $1,234,995.27 | 424,397 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.91
Minimum Investment Amount (per investor): $497.61

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus</u>

Valued community member of Blip Delivery Inc., enjoy additional bonus shares for your continued support and trust (5%)

<u>Time-Based Perks</u>

Early Bird 1: Invest $500+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% bonus shares

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

<u>Amount-Based Perks</u>

Insider Access: Invest $1,000+ | Receive exclusive updates and a Blip Delivery hat.

Sky High Supporter: Invest $5,000+ | Receive 3% bonus shares + a personalized drone model and invitations to webinar updates on drone integration.

Airborne Innovator: Invest $10,000+ | Receive 5% bonus shares + pilot-controlled drone experience (conditions apply), and join annual innovation forum meet.

Fleet Partner: Invest $25,000+ | Receive 7% bonus shares + guest spot on drone operations strategy session and behind-the-scenes access to R&D developments.

Visionary Leader: Invest $50,000+ | Receive 10% bonus shares + named acknowledgment in a Blip Delivery drone fleet and VIP updates from the CEO and technical team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Blip Delivery Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Blip Delivery Inc. is an emerging logistics technology company developing an integrated drone-powered and ground-based delivery ecosystem. Blip aims to revolutionize last-mile delivery with a combination of autonomous drones, driver platforms, and restaurant SaaS solutions. Their offerings include:

Blip Delivery – A platform integrating drone and ground-based delivery services for urban environments.

Blip Driver – A driver network to support logistics where drones cannot operate.

Blip Eats – A SaaS platform for restaurants that streamlines order management across multiple delivery services.

Blip Photos – On-demand drone photography and aerial imaging for luxury real estate, events, and marketing.

Blip Delivery completed beta operations in Beverly Hills and is preparing to expand into Culver City, Venice, and Marina del Rey, pending regulatory approvals. The company targets high-income communities and luxury markets, where demand for efficiency, automation, and exclusivity is high.

Competitors and Industry

<u>Competitors</u>

Blip Delivery operates at the intersection of drone logistics, last-mile delivery, and urban aerial services, competing with:

<u>Direct Competitors:</u>

Amazon Prime Air – One of the most well-funded drone delivery services, focusing on e-commerce and retail logistics.

Wing (Alphabet Inc.) – Google's drone delivery subsidiary, specializing in lightweight deliveries.

Zipline – A leader in autonomous medical drone deliveries, now expanding into retail.

<u>Indirect Competitors:</u>

Uber Eats & DoorDash – Established food delivery platforms that dominate the urban logistics space.

UPS Flight Forward – A key player in drone-powered logistics, particularly for healthcare and specialized delivery.

Aloft & DroneUp – Drone service providers with regulatory approvals for commercial drone operations.

Blip differentiates itself by combining drone delivery with a hybrid logistics approach, using both air and ground networks to maximize efficiency. Their focus on luxury markets and on-demand aerial services (such as drone photography) sets them apart in a rapidly growing industry.

<u>Industry</u>

The drone delivery industry is expected to reach $1.2 billion by 2030, fueled by demand for faster, sustainable, and autonomous logistics solutions. Blip is positioned to capitalize on these trends, particularly in affluent urban environments where time-saving, premium delivery services are in demand.

Current Stage and Roadmap

<u>Current Traction</u>

Completed beta operations in Beverly Hills, successfully executing air and ground-based deliveries. Developed collaborations with local vendors to test drone-based fulfillment solutions. Built a multi-faceted logistics platform that includes drivers, drone technology, and a restaurant SaaS system.

<u>Future Roadmap</u>

Preparing for expansion into new markets, including Venice, Marina del Rey, and Culver City, subject to further regulatory and operational scaling.

The Team

Officers and Directors

Name: Eliyahu Rachamim Davidson

Eliyahu Rachamim Davidson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, & Principal Accounting Officer
  Dates of Service: November, 2024 - Present
  Responsibilities: Day to day operations and strategy. No salary.

Other business experience in the past three years:

- Employer: Alpha Construction & Management
  Title: Managing Principal
  Dates of Service: March, 2022 - Present
  Responsibilities: Real estate management and development.

Name: Folau Kaveinga

Folau Kaveinga's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO
  Dates of Service: May, 2024 - Present
  Responsibilities: I am the current Chief Technology Officer & handle all software related to the company and it's platform. Salary: $90,000

Other business experience in the past three years:

- Employer: Sidecar Health
  Title: Senior Software Engineer
  Dates of Service: February, 2018 - February, 2022
  Responsibilities: I was a founding engineer.

Other business experience in the past three years:

- Employer: LDS Church
  Title: Senior Software Engineer
  Dates of Service: August, 2023 - Present
  Responsibilities: I am a software engineer creating software for the church.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the

Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our prodcut. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Blip Delivery Inc was formed on June 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blip Delivery Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability

to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory and Safety Compliance Risk

Blip Delivery's drone operations are subject to stringent FAA regulations, including Part 107 certification requirements and compliance with evolving airspace and safety guidelines. While we prioritize safety and adhere to all applicable regulations, there is a risk that changes in FAA policies, new restrictions on drone operations, or delays in obtaining necessary waivers and approvals could impact our ability to expand operations as planned. Additionally, despite implementing advanced safety features and rigorous maintenance protocols, unforeseen technical failures, operational errors, or external factors such as weather conditions or third-party interference could pose risks to the reliability and safety of our drone delivery services. Any regulatory changes or safety incidents could result in operational delays, increased costs, or reputational harm, which may affect our business and financial performance.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eliyahu Rachamim Davidson	4,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 424,397 of Common Stock.

Common Stock

The amount of security authorized is 5,700,000 with a total of 5,150,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 150,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the business without revenue for a period of 4 months.

Foreseeable major expenses based on projections:

We foresee the major expenses being related to software & hardware development.

Future operational challenges:

Some future operational challenges include supply chain issues with Chinese drones.

Future challenges related to capital resources:

As it relates to capital resources, we are confident and optimistic for all capital markets in the next few years.

Future milestones and events:

Some future milestones that will signficantly impact the company financial woudl be geographic expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We believe the funds of this campaign are critical to our company operations. These funds are required to support Marketing and Product Development .

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support Marketing and Product Development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $20,000, covering expenses related to software development, drone fleet maintenance, FAA regulatory compliance, and essential operational costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1.235M, we anticipate the Company will be able to operate for 18 months. This estimate is based on a projected monthly burn rate of $40,000, with funds allocated toward expanding drone delivery operations, securing additional FAA waivers and aircraft permits, enhancing the Blip SaaS platform, hiring key personnel, and scaling marketing and customer acquisition efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential venture capital investment, strategic partnerships, and revenue from operational expansion. If additional funding is required, the Company may pursue follow-on raises, commercial partnerships, or traditional financing options to support continued growth after it's crowdfunding campaign.

Indebtedness

- Creditor: Eliyahu Davidson
  Amount Owed: $25,375.00
  Interest Rate: 0.0%
  The Company borrowed money from the founder and the owner, Eliyahu Davidson. The imputed interest on 0% interest loans was considered immaterial and, therefore, not recorded. As the loan has no set maturity date and can be called at any time.

Related Party Transactions

- Name of Person: Eliyahi Davidson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company borrowed money from the founder and the owner, Eliyahu Davidson.
  Material Terms: The imputed interest on 0% interest loans was considered immaterial and, therefore, not recorded. As the loan has no set maturity date and can be called at any time.

Valuation

Pre-Money Valuation: $14,986,500.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.01 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Tech Development
  33.0%
  We plan to use 33% of the proceeds for technology development, including enhancing our drone navigation systems, improving the Blip Eats SaaS platform, and optimizing the Blip Driver logistics network. These advancements will help

streamline our ecosystem, ensuring efficient and scalable operations for drone and ground-based deliveries.

- Working Capital
  10.0%
  We will allocate 10% of the proceeds to expanding our drone fleet, acquiring advanced models that meet FAA compliance and operational needs. This investment will support increased delivery capacity, improve service reliability, and facilitate beta testing in new urban areas.

- Operations
  28.0%
  We plan to allocate 28% of the funds to operations & mainly customer acquisition, focusing on targeted campaigns to reach high-value consumers and early adopters. This includes strategic digital advertising, community engagement initiatives, and partnerships with restaurants and retailers to drive platform adoption.

- Regulatory
  9.5%
  We will use 9.5% of the proceeds to secure FAA waivers, aircraft permits, and regulatory approvals required for expanded drone operations. These regulatory efforts are critical to scaling our air delivery services and achieving full operational approval in key urban markets.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,995.27, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Tech Development
  40.0%
  We plan to use 40% of the proceeds for technology development, including enhancing our drone navigation systems, improving the Blip Eats SaaS platform, and optimizing the Blip Driver logistics network. These advancements will help streamline our ecosystem, ensuring efficient and scalable operations for drone and ground-based deliveries.

- Working Capital
  13.0%
  We will allocate 13% of the proceeds to expanding our drone fleet, acquiring advanced models that meet FAA compliance and operational needs. This investment will support increased delivery capacity, improve service reliability, and facilitate beta testing in new urban areas.

- Operations
  30.0%
  We plan to allocate 30% of the funds to operations & mainly customer acquisition, focusing on targeted campaigns to reach high-value consumers and early adopters. This includes strategic digital advertising, community engagement initiatives, and partnerships with restaurants and retailers to drive platform adoption.

- Regulatory
  9.5%
  We will use 9.5% of the proceeds to secure FAA waivers, aircraft permits, and regulatory approvals required for expanded drone operations. These regulatory efforts are critical to scaling our air delivery services and achieving full operational approval in key urban markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://blip-delivery.com/ (https://blip-delivery.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blip-delivery

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Blip Delivery Inc

[See attached]

BLIP DELIVERY, INC.

REVIEWED FINANCIAL STATEMENTS

FROM THE INCEPTION DATE (JUNE 13, 2024) TO YEAR ENDED DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Blip Delivery, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Blip Delivery, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 13, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

January 14, 2025
Los Angeles, California

BLIP DELIVERY, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	16,179
Total Current Assets		**16,179**
Property and Equipment, net		61,040
Total Assets	**$**	**77,219**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	8,888
Related Party Loan		25,375
Total Current Liabilities		**34,263**
Total Liabilities		**34,263**
STOCKHOLDERS' EQUITY		
Common Stock		50,000
Additional Paid in Capital		147,061
Accumulated Deficit		(154,105)
Total Stockholders' Equity		**42,956**
Total Liabilities and Stockholders' Equity	**$**	**77,219**

See accompanying notes to financial statements.

BLIP DELIVERY, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

From the Inception- June 13, 2024 to		December 31, 2024
(USD $ in Dollars)		
Net Revenue	$	14,460
Cost Of Revenue		-
Gross Profit		**14,460**
Operating Expenses		
General and Administrative		74,205
Research and Development		88,829
Sales and Marketing		5,529
Total Operating Expenses		**168,563**
Net Operating Loss		**(154,103)**
Interest Expense		2
Other Loss/(Income)		-
Loss Before Provision For Income Taxes		**(154,105)**
Provision/(Benefit) For Income Taxes		-
Net Loss	**$**	**(154,105)**

See accompanying notes to financial statements.

BLIP DELIVERY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
Inception Date- June 13, 2024	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of Common Stock	5,000,000	50,000	147,061	-	197,061
Net Loss	-	-	-	(154,105)	(154,105)
Balance—December 31, 2024	**5,000,000**	**$ 50,000**	**$ 147,061**	**$ (154,105)**	**$ 42,956**

See accompanying notes to financial statements.

BLIP DELIVERY, INC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

From The Inception (June 13, 2024) to		December 31, 2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(154,105)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation of Property and Equipment		6,050
Changes in operating assets and liabilities:		
Credit Cards		8,888
Net Cash Used In Operating Activities		**(139,167)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(67,090)
Net Cash Used in Investing Activities		**(67,090)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		25,375
Proceeds from Issuance of Common Stock		197,061
Net Cash Provided by Financing Activities		**222,436**
Change in Cash and Cash Equivalents		**16,179**
Cash and Cash Equivalents—Beginning of Year		-
Cash and Cash Equivalents—End of Year	$	**16,179**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	2

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Blip Delivery, Inc. was incorporated on June 13, 2024, in the state of Delaware. The financial statements of Blip Delivery, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Blip Delivery Inc. is revolutionizing the logistics industry with cutting-edge drone and ground delivery solutions. Founded with a vision to provide fast, efficient, and reliable delivery services, Blip is at the forefront of integrating advanced drone technology with traditional logistics. Our mission is to make on-demand delivery accessible to businesses and consumers alike, ensuring that products reach their destinations swiftly and safely.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Drone	5 years
Hardware	5 years
Drone Dock Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when the Company satisfies its primary performance obligation, which is delivery of goods.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period ended December 31, 2024, amounted to $5,529, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 14, 2025, which is the date the financial statements were available to be issued.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024
Drone	$	47,915
Hardware		17,976
Drone Dock Improvements		1,199
Property and Equipment, at cost		**67,090**
Accumulated Depreciation		(6,050)
Property and Equipment, net	$	**61,040**

Depreciation expense for the year ended December 31, 2024 was $6,050.

4.   DEBT

Related Party Loans

During the year presented, the Company borrowed money from the founder and the owner, Eliyahu Davidson. The details of the loans from the owners are as follows:

Owner	Principal Amount	Borrowing Period	Interest Rate	Maturity Date	As of December 2024		
					Current Portion	Non-Current Portion	Total Indebtedness
Eliyahu Davidson	$ 25,375	Fiscal Year 2024	0%	No set maturity	$ 25,375	$ -	$ 25,375
Total					**$ 25,375**	**$ -**	**$ 25,375**

The imputed interest on 0% interest loans was considered immaterial and, therefore, not recorded. As the loan has no specified maturity date and can be called at any time, it has been classified as a current liability.

5.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 5,000,000 shares of common stock with a par value of $0.01. As of December 31, 2024, 5,000,000 shares of common stock have been issued and were outstanding.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, consists of the following:

For The Year Ended December 31,	2024
Net Operating Loss	$ (45,985)
Valuation Allowance	45,985
Net Provision for Income Tax	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, are as follows:

As of Year Ended December 31,	2024
Net Operating Loss	$ (45,985)
Valuation Allowance	45,985
Total Deferred Tax Asset	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $154,105. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

In 2024, the Company borrowed money from the founder and the owner, Eliyahu Davidson. The imputed interest on 0% interest loans was considered immaterial and, therefore, not recorded. As the loan has no specified maturity date and can be called at any time, it has been classified as a current liability. As of December 31, 2024, the outstanding balance of the loan is $25,375.

9. SUBSEQUENT EVENTS

On January 1, 2025, the Board of Directors of Blip Delivery Inc. approved a resolution authorizing the issuance of an additional 150,000 shares of common stock. These shares will be allocated to consultants, advisors, and employees as part of the Company's equity incentive program. The total authorized shares of the Company were increased to 5,150,000 shares, inclusive of the newly authorized shares.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $154,103, an operating cash flow loss of $139,167, and liquid assets in cash of $16,179, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


GET A PIECE OF BLIP DELIVERY

Connecting communities with efficient drone-powered delivery.

Blip is developing an integrated ecosystem that includes drone delivery, driver platforms, restaurant SaaS tools, and on-demand aerial photography, aiming to provide innovative logistics solutions. The company's drone services are currently in beta testing and is not yet fully available on the market.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Product is currently in development and not yet available to consumers. Image is a computer-generated rendering for demonstration purposes.

blip

Smarter, Faster Urban Logistics

Empowering communities with drone-powered, efficient, and sustainable delivery solutions.

OVERVIEW	ABOUT	TERMS	DISCUSSION	INVESTING FAQS

Get Equity
$2.91 Per Share

MIN INVEST ⓘ	VALUATION
$497.61	$14.99M

REASONS TO INVEST

Efficiency & Sustainability: Blip Delivery seeks to address last-mile delivery challenges with drone technology by offering efficiency and sustainability for urban logistics.*

The Team: Led by a team of entrepreneurs and technology experts with backgrounds in automation, & software development.

Future Roadmap: Blip Delivery has completed beta testing in Beverly Hills with air and ground deliveries. The company is preparing for expansion into Culver City, Venice, and Marina del Rey, contingent on regulatory approvals and operational scaling.**

*The company's drone services are currently in beta testing and is not yet fully available on the market.

**There is no guarantee that these expansions will occur as planned. Any forward-looking statements are based on our current expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ.

TEAM



Eliyahu Rachamim Davidson • CEO, Founder, Principal Accounting Officer

Eli founded Blip Delivery, a forward-thinking tech conglomerate revolutionizing logistics with cutting-edge solutions. From drone deliveries to micro-fulfillment centers, Blip innovates across verticals, delivering speed, efficiency, and advanced technology to enhance everyday life.

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Folau Kaveinga • CTO

I'm Folau Kaveinga, a software developer with extensive experience in building and maintaining scalable, reliable solutions. I specialize in Java, Spring Boot, MySQL, Postgres, AWS, Python, Flask, and JavaScript, among other technologies. I've had the privilege of working as a Senior Software Engineer and Tech Lead, where I've contributed to building robust APIs and innovative projects for startups and established companies. Beyond my professional life, I'm a proud father of five amazing kids. I'm passionate about teaching and mentoring them, whether it's helping them explore software development, storytelling, or coaching them in sports like football and baseball. I believe in creating opportunities for them to learn, grow, and excel. I'm always eager to learn new skills. Right now, I'm diving deeper into machine learning and AI.

Read Less



New Age Drone Technology

Blip Delivery seeks to enhance last-mile delivery through drone technology, aiming to address urban logistics challenges with efficiency and sustainability. Led by a team of entrepreneurs with backgrounds in automation & software development, Blip Delivery has completed beta testing in Beverly Hills with air and ground deliveries.* In addition, Blip Delivery is preparing for expansion into Culver City, Venice, and Marina del Rey, contingent on regulatory approvals and operational scaling.*

With a focus on diverse delivery needs, Blip Delivery is innovating in urban transport, aiming to offer advanced solutions for last-mile logistics.

There is no guarantee that these expansions will occur as planned. Any forward-looking statements are based on our current expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ.

Why Choose Us?

Our platform combines efficiency, sustainability, and customer-focused service to revolutionize delivery systems. With real-time tracking, optimized routes, and eco-friendly practices, we ensure faster, cost-effective deliveries tailored to diverse needs





Efficient Operations

Streamline delivery services to save time and resources.



Customer-Centric Approach

Environmentally friendly solutions.



Sustainable Practices

Tailored services to meet diverse needs.

THE PROBLEM & OUR SOLUTION

A Growing Demand for Speed & Automation

The growing demand for speed and automation in delivery services has exposed critical gaps in urban logistics. We found that companies face challenges in balancing revenue growth with operational costs while addressing customer expectations for faster deliveries. Urban areas also grapple with traffic congestion, inefficiencies in traditional delivery methods, and increasing environmental concerns.

Furthermore, there is no widespread access to on-demand aerial data or live-streaming capabilities, and issues like address accuracy and package theft add to the complexity (source).



Companies want more revenue, less expenses and more automation

Customer Demand for Speed

Urban Delivery Challenges

Environmental Impact

NO access to on demand aerial data and live streaming.

Address Accuracy and Package Theft

Product is currently in development and not yet available to consumers. Image is a computer-generated rendering for demonstration purposes.

Our Solution:

Blip Delivery is a comprehensive platform addressing last-mile logistics with advanced air and ground integration.

The ecosystem includes:

- Blip Delivery: A user-focused platform offering over 6,000 products, seamlessly integrating drone-powered air delivery with a robust ground logistics network. Delivery is currently in beta testing.
- Blip Driver: A platform connecting drivers with on-demand delivery jobs, enhancing operational efficiency for logistics services. Driver is not yet available on the market and in development.
- Blip Eats: A vertical SaaS platform for restaurants, simplifying order management across food delivery services with integrations for POS systems, financials, and operations. Eats is not yet available on the market and in development.
- Blip Photos: An on-demand aerial photography service, enabling users to deploy drones for high-quality imaging and video capture. Photos are not yet available on the market and in development.

THE MARKET & OUR TRACTION

Industry Climate & Traction

The Market:
Blip aims to serve affluent communities, such as those in Beverly Hills, Bel-Air, and Holmby Hills, leveraging drone technology to meet high-value needs, focusing on wealthy individuals, luxury brand followers, and property owners in high-income ZIP codes (90210, 90212, 90272, 90077). The drone delivery market is poised to meet the increasing demand for speed, automation, and environmental sustainability. The U.S. drone delivery market is projected to reach $1.2 billion by 2030, providing opportunities for companies like Blip focusing on urban areas and luxury markets (source).

Our Traction:
Blip Driver has launched beta operations in Beverly Hills with plans to expand to high-profile areas like Culver City, Venice, and Marina del Rey.* By leveraging drone-based banner ads and aerial flyovers at exclusive events, Blip aims to reach affluent audiences effectively.

We believe these strategies, combined with community interest and scalability, aim to position Blip as a preferred provider in high-value markets.


$1.2B
Market
Growing global delivery market size.
25%
Growth
Annual industry growth rate.
blip

(source)

WHY INVEST

Join Us!

By investing in Blip Delivery, you join the forefront of urban logistics innovation, supporting the expansion of drone-powered delivery across affluent communities. Your investment is intended to support the scaling of operations, advancement of drone technology, and potential expansion into high-demand markets like Culver City and Venice.

Be part of an effort to advance last-mile logistics with a focus on efficiency, sustainability, and scalability.



*Product is currently in development and not yet available to consumer. Image is a computer-generated rendering for demonstration purposes.

**All Blip Delivery drone operators are FAA Part 107 certified and comply with FAA regulations and safety guidelines. Our drones are equipped with industry-leading safety features including but not limited to obstacle avoidance, real-time monitoring, and undergo regular maintenance in accordance with FAA standards.

ABOUT

HEADQUARTERS

**324 S BEVERLY DR NUM 1210
BEVERLY HILLS, CA 90212**

WEBSITE

View Site ↗

Blip is developing an integrated ecosystem that includes drone delivery, driver platforms, restaurant SaaS tools, and on-demand aerial photography, aiming to provide innovative logistics solutions. The company's drone services are currently in beta testing and is not yet fully available on the market.

TERMS
Blip Delivery

Overview

PRICE PER SHARE	**VALUATION**
$2.91	$14.99M
DEADLINE ⓘ	**FUNDING GOAL** ⓘ
May. 8, 2025 at 6:59 AM UTC	$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE**
$497.61	Equity
MAX INVESTMENT ⓘ	**SHARES OFFERED**
$1,234,995.27	Common Stock

MIN NUMBER OF SHARES OFFERED
42,611

MAX NUMBER OF SHARES OFFERED
424,397

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End

Total Assets	$16,179	$0
Cash & Cash Equivalents	$16,179	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$34,263	$0
Revenue & Sales	$14,460	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$154,105	$0

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Valued community member of Blip Delivery Inc., enjoy additional bonus shares for your continued support and trust (5%)

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Insider Access: Invest $1,000+ | Receive exclusive updates and a Blip Delivery hat.

Sky High Supporter: Invest $5,000+ | Receive 3% bonus shares + a personalized drone model and invitations to webinar updates on drone integration.

Airborne Innovator: Invest $10,000+ | Receive 5% bonus shares + pilot-controlled drone experience (conditions apply), and join annual innovation forum meet.

Fleet Partner: Invest $25,000+ | Receive 7% bonus shares + guest spot on drone operations strategy session and behind-the-scenes access to R&D developments.

Visionary Leader: Invest $50,000+ | Receive 10% bonus shares + named acknowledgment in a Blip Delivery drone fleet and VIP updates from the CEO and technical team.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Blip Delivery Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are

permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
blip delivery inc

FIRST: The name of the corporation is: blip delivery inc (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 5,000,000 shares having a par value of $0.01 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"), and the directors comprising the Board (the " Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is ELIYAHU DAVIDSON, the mailing address of which is 324 S Beverly Dr, #1210, Beverly Hills, CA 90212.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this June 13, 2024.

ELIYAHU DAVIDSON, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:59 AM 06/13/2024
FILED 10:59 AM 06/13/2024
SR 20242862789 - File Number 3925264